Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

Grindrod Shipping Holdings Ltd. (the “Company”): Dealings in Securities

The following information is disclosed in compliance with the JSE Limited Listings Requirements:

Name	: Martyn Richard Wade
Designation	: Director and Chief Executive Officer, Grindrod Shipping Holdings Ltd.
Nature of transaction	: Forfeitable award of securities under the Company’s 2018 Forfeitable Share Plan
Class of securities	: Ordinary shares
Award date	: 23 August 2021
Number of securities	: 160,000 in total
Vesting of securities	: 53,333 on 1 March 2022, 53,333 on 1 March 2023 and
53,334 on 1 March 2024
Nature, extent of interest in transaction	: Direct, beneficial – recipient of forfeitable share awards

Name	: Stephen William Griffiths
Designation	: Director and Chief Financial Officer, Grindrod Shipping Holdings Ltd.
Nature of transaction	: Forfeitable award of securities under the Company’s 2018 Forfeitable Share Plan
Class of securities	: Ordinary shares
Award date	: 23 August 2021
Number of securities	: 80,000 in total
Vesting of securities	: 26,666 on 1 March 2022, 26,666 on 1 March 2023 and
26,668 on 1 March 2024
Nature, extent of interest in transaction	: Direct, beneficial – recipient of forfeitable share awards

By order of the Board

25 August 2021

Sponsor: Grindrod Bank Limited